NEWS RELEASE
SANGOMA ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2025 RESULTS
Sequential growth in Revenue and improvement in Adjusted EBITDA2 Margin to 19%
Free Cash Flow2 of $0.14 per Share

TORONTO, ONTARIO, September 17, 2025 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted industry leader uniquely offering businesses a choice of on-premises, cloud-based, or hybrid Communications as a Service solutions, today announced its fourth quarter financial results and consolidated financial statements for the year ended June 30, 2025. All amounts are expressed in US dollars unless otherwise stated.

"Fiscal 2025 was a year of transformation and disciplined execution for Sangoma, and our Q4 results reflect the strength of those efforts. Revenue and Adjusted EBITDA2 came in above the midpoint of our guided range, while free cash flow2 generation remained strong, as we completed the strategic shift toward software and services-led recurring revenue, now representing more than 90% of our business,” said Charles Salameh, Chief Executive Officer. “With our transformation complete, a strong balance sheet, and expanding strategic partnerships, we enter fiscal 2026 with growing momentum. We are confident in the opportunities ahead as we scale our platform, deepen our reach into priority verticals, and unlock meaningful long-term value for shareholders."

Fourth Quarter of Fiscal 2025 Highlights:

•Total Revenue of $59.4 million increased $1.3 million or 2% from the third quarter of fiscal 2025, primarily due to an increase in product revenue connected to both our core platform products and services and third-party hardware sales, while in total, core platform products and services revenue remained flat quarter over quarter.
•Gross profit of $40.0 million representing 67% of total revenue.
•Operating expenses1 were $39.1 million, decreased $2.5 million or 6% over the same quarter in the prior year.
•Net Income of $0.2 million ($0.01 earnings per share fully diluted) compared to Net Loss of $1.7 million ($0.05 loss per share fully diluted) over the same quarter in the prior year.
•Adjusted EBITDA2 of $11.4 million representing 19% of total revenue, reached the highest level in the last 8 quarters.
•Quarterly churn remains industry-leading at less than 1%.
•Net cash provided by operating activities of $7.1 million in the fourth quarter or 63% as a percentage of Adjusted EBITDA2.

•Free Cash Flow2 in the fourth quarter of $4.8 million ($0.14 per share fully diluted).
•As a result of the ERP transition, the Company accelerated $3.0 million in vendor payments in the fourth quarter, bringing net cash provided by operating activities and free cash flow for the quarter to $10.1 million as 89% of Adjusted EBITDA2 and $7.8 million ($0.22 per share fully diluted), respectively. This was a one-time acceleration and we anticipate net cash provided by operating activities and free cash flow to return to historical levels in the first quarter of Fiscal 2026.
•More than 500,000 shares have been repurchased for cancellation under the Company's Normal Course Issuer Bid launched on March 27, 2025.
•On June 30, 2025 the Company completed the sale of the VoIP Supply LLC ("VoIP Supply") for a total aggregate purchase price of $4.5 million, securing a multiple of approximately 4x Adjusted EBITDA, settled in cash subsequent to year end.

Fiscal 2025 Highlights:

•Total Revenue for fiscal 2025 was $236.7 million, squarely within the guided range of $235 - $238 million. Service/Product revenue mix of 82%/18% was consistent with the mix in Fiscal 2024.
•Gross profit for fiscal 2025 was $161.7 million, or 68% of total revenue.
•Operating expenses1 for fiscal 2025 was $163.0 million, down $10.9 million or 6% over Fiscal 2024, reflecting the Company's disciplined approach to cost savings and operational efficiencies.
•Net Loss for fiscal 2025 was $5.0 million ($0.15 loss per share fully diluted) compared to Net Loss of $8.7 million ($0.26 loss per share fully diluted) last fiscal year.
•Adjusted EBITDA2 for fiscal 2025 was $41.0 million, at the midpoint of the guided range of $40 - $42 million and representing 17% of total revenue.
•Industry-leading churn at less than 1% for fiscal 2025.
•Net cash provided by operating activities for fiscal 2025 was $41.8 million or 102% as a percentage of Adjusted EBITDA2, reflecting continued healthy cash conversion from operations.
•Free Cash Flow2 for fiscal 2025 was $32.9 million ($0.98 per share fully diluted) slightly lower when compared to $33.3 million ($1.00 per share fully diluted) last fiscal year.
•As a result of the ERP transition, the Company accelerated $3.0 million in vendor payments in the fourth quarter, bringing net cash provided by operating activities and free cash flow for the fiscal year to $44.8 million as 109% of Adjusted EBITDA2 and $35.9 million ($1.07 per share fully diluted), respectively.
•Total debt at the end of fiscal 2025 was $47.9 million, a reduction of approximately 40% from last year, significantly surpassing the Company's previously announced fiscal 2025 capital allocation target of reducing debt to $55 - $60 million.
•Cash at the end of fiscal 2025 was $13.5 million, reflecting a strong progression of operating cash flow for the year, partially offset by total debt reduction of $29.9 million and share repurchases of $2.8 million.

Guidance for Fiscal 20263

Sangoma is providing guidance for Fiscal 2026 as follows:
•Total revenue is expected to be in the range of $200 - $210 million, compared to $209 million in fiscal 2025 when excluding the contribution from VoIP Supply LLC ("VoIP Supply"), with growth in the Company's core platform product and service categories expected by the second half of Fiscal 2026.
•Adjusted EBITDA2 margin in the range of 17%-19%, inclusive of incremental go-to-market investments to stimulate organic growth.

Conference call

Sangoma will host a conference call on Wednesday, September 17, 2025, at 5:30 pm ET to discuss these results. The dial-in number for the call is 1-833-752-3740 (International +1-647-846-8617). Participants are requested to dial in 5 minutes before the scheduled start time and ask to join the Sangoma Technologies call.

1 Operating Expenses consist of sales and marketing, research and development, general and administration and amortization of intangible assets.
2 Adjusted EBITDA and Free Cash Flow are non-IFRS financial measures used by the Company to monitor its performance. Please see the section entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” in this press release for how we define “Adjusted EBITDA” and "Free Cash Flow".
3 The information in this section is forward-looking. Please see the section entitled “Cautionary Statement Regarding Forward-Looking Information” in this press release.

About Sangoma Technologies Corporation
Sangoma (TSX: STC; Nasdaq: SANG) is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises setups. Additionally, Sangoma provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for nine years running in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to drive innovation in communication technology continuously. For more information, visit www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking information and forward-looking statements (collectively, “forward-looking statements”), including statements regarding the Company’s future financial and operating performance, business strategy, growth opportunities, market outlook, and management’s expectations for fiscal 2026 and beyond.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management’s guidance on revenue and Adjusted EBITDA, expectations regarding demand for the Company’s Products and Services, supply chain dynamics, foreign exchange impacts, cash flows, and other statements that are not historical facts. Words such as “believe”, “could”, “plan”, “estimate”, “expect”, “will”, “intend”, “may”, “potential”, “should”, and similar expressions are intended to identify forward-looking statements.

Although Sangoma believes that the expectations reflected in these forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: supply chain disruptions, cost inflation, or shipping delays, the Company’s ability to execute its go-to-market strategy, including expansion of subscription and cloud services, changes in customer demand, churn, or adoption of new technologies, macroeconomic and geopolitical developments, including inflation, interest rates, recessions, political instability, conflicts, trade restrictions, sanctions, or tariffs, foreign exchange fluctuations, cybersecurity risks, evolving regulatory and compliance requirements, and data sovereignty changes, the Company’s ability to attract and retain key employees, changes in technology, including the impacts of artificial intelligence, automation, or other innovations that could alter competitive dynamics; and the risks and uncertainties described in the Company’s most recently filed Annual Information Form for the fiscal year ended June 30, 2025.

Forward-looking statements are based on the opinions, estimates, and assumptions of management as of the date of this press release and are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions, or expectations upon which they are based will occur. Except as required by applicable securities laws, Sangoma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Our guidance is based on the Company’s assessment of numerous material assumptions, including but not limited to the following:

Operational & Supply Chain
•The Company’s ability to effectively manage ongoing supply chain dynamics, including securing necessary electronic components and parts, contract manufacturers delivering finished products on schedule, and no material increases in the cost of components, labor, or logistics.
•Shipping lanes and freight services remaining available without significant delay or cost escalation.
Go-to-Market & Revenue
•The successful execution of the Company’s go-to-market transformation and related initiatives, including expansion of sales capacity, improved channel enablement, and increasing customer adoption of subscription-based services.
•Revenue trends consistent with those observed in fiscal 2025 to date, adjusted for anticipated market conditions in fiscal 2026.
•Continued customer demand for both Services and Products, supported by stable renewal rates, new logo acquisition, and expansion within the existing customer base.
•The Company’s internal sales force and channel partners delivering forecasted revenue in line with management expectations.
Market & Macroeconomic Environment
•Continued expansion of the global UCaaS and cloud communications markets, supported by ongoing digital transformation and hybrid work adoption.
•General macroeconomic conditions not deteriorating beyond currently anticipated levels, including inflation, interest rates, recessions, geopolitical conflicts, political instability, or government fiscal constraints.
•No introduction of materially adverse tariffs, trade restrictions, or other regulatory barriers that would impact the Company’s cost structure or demand environment.
Customers & Ecosystem
•Customers maintaining their business operations and technology investment levels without significant disruption that would materially reduce demand for the Company’s Products or Services.
•Stable or growing demand from key verticals, including SMB, enterprise, and channel-driven markets.
•The ability of customers and partners to adapt to evolving regulatory, security, and compliance requirements without negatively impacting purchase cycles.

Currency & Financial
•Foreign exchange rates remain within a range that does not materially impact reported results.
•Access to capital and credit markets remains available on reasonable terms, with no material change in financing costs.
Talent & Execution
•The Company’s continued ability to attract, develop, and retain key employees necessary to support growth and innovation.
•No significant labor disruptions, attrition spikes, or challenges in securing specialized talent in technology, sales, or operations.
•Execution of planned product roadmaps and technology enhancements on time and within budget.

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release contains references to non-IFRS measures. These measures are used by management to evaluate the performance of the Company and do not have any meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures to compare issuers. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Adjusted EBITDA” and “Free Cash Flow”.

“Adjusted EBITDA” means earnings before income taxes, interest expense (net), share-based compensation, depreciation (including for right-of-use assets), amortization, restructuring and business integration costs, goodwill impairment, change in fair value of consideration payable and loss on sale divestiture of subsidiary.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income (loss).

The following table reconciles Adjusted EBITDA to net income (loss) for the periods indicated:

in US $000	Three month periods ended June 30,				Years ended June 30,
	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%
Net income (loss)	209	(1,708)	1,917	(112)%	(5,010)	(8,659)	3,649	(42)%
Tax expense (recovery)	(435)	346	(781)	(226)%	(1,333)	(840)	(493)	59%
Interest expense (net)	658	1,464	(806)	(55)%	4,012	6,639	(2,627)	(40)%
Share-based compensation	625	701	(76)	(11)%	2,908	2,983	(75)	(3)%
Depreciation of property and equipment	993	1,203	(210)	(17)%	4,066	4,495	(429)	(10)%
Depreciation of right-of-use assets	593	664	(71)	(11)%	2,564	2,870	(306)	(11)%
Amortization of intangibles	8,172	8,335	(163)	(2)%	32,768	33,309	(541)	(2)%
Restructuring and business integration costs	447	105	342	326%	961	1,596	(635)	(40)%
Loss on change in fair value of consideration payable	—	—	—	—%	—	202	(202)	(100)%
Loss on sale, divestiture of subsidiary	99	—	99	100%	99	—	99	100%
Adjusted EBITDA	11,361	11,110	251	2%	41,035	42,595	(1,560)	(4)%
Percentage of revenue	19%	18%		1%	17%	17%		—%

"Free Cash Flow" means cash provided by operating activities less cash used for purchases of property and equipment and capitalized development costs.

The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is net cash provided by operating activities.

The following table reconciles Free Cash Flow to net cash provided by operating activities for the periods indicated:

in US $000	Three month periods ended June 30,				Years ended June 30,
	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%
Net cash provided by operating activities	7,126	11,703	(4,577)	(39)%	41,786	44,246	(2,460)	(6)%
Purchase of property and equipment	(822)	(1,435)	613	(43)%	(2,391)	(4,130)	1,739	(42)%
Development costs	(1,510)	(1,963)	453	(23)%	(6,448)	(6,782)	334	(5)%
Free Cash Flow	4,794	8,305	(3,511)	(42)%	32,947	33,334	(387)	(1)%

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com